WILLIAMS LAW GROUP, P.A.
                               2503 W. Gardner Ct.
                                 Tampa FL 33611
                               Phone: 813-831-9348
                                Fax: 813-832-5284


May 9, 2006

Mr. Thomas Kluck
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

     Re: Sputnik, Inc.
         Registration Statement on Form SB-2
         Amendment No. 9.
         File No. 333-126158

Dear Mr. Kluck:

On behalf of Sputnik, Inc., we have filed on EDGAR Amendment No. 9 to the above registration statement.

With respect to the comments in your letter dated April 24, 2006, please be advised as follows;

1. Not relevant. Sputnik has advised GPT that it will not use GPT/PCMS or their affiliates to provide compliance services under the Contract for Services filed as Exhibit 10.1 and the parties have executed and filed a Termination Agreement and General Release covering this matter as Exhibit 10.9.
2.    Not relevant, see comment 1.
3.    Not relevant, see comment 1.
4.    Disclosed, page 22, last paragraph, clean EDGAR filing.
5. Comment addressed in discussion beginning third full paragraph, page 27, clean EDGAR filing.
6. Comment addressed in last sentence, last paragraph, page 27, clean EDGAR filing.
7.    Filed as Exhibit 10.8
8. Comment addressed in discussion beginning third full paragraph, page 27, clean EDGAR filing.
9.    See 8 above.
10.   Not relevant, see comment 1.
11.   Not relevant, see comment 1.
12.   Added, page 46, clean EDGAR filing.
13.   Discussed, last paragraph, page 48, clean EDGAR filing.

We believe that we have adequately addressed all concerns and comments.

Thank you for your consideration.

                                            Sincerely,

                                            /s/ MICHAEL T. WILLIAMS, ESQ

                                            Michael T. Williams, Esq.